UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FREEDOM FINANCIAL GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

 35637W 10 6

(CUSIP Number)

October 10, 2006

(Date of Event Which Requires Filing of this Statement)

Daniel F. Graham

Chief Financial Officer

Freedom Financial Group, Inc.

3058 East Elm Street

Springfield, MO 65802

(417) 886-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 11 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Jerald L. Fenstermaker
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7) SOLE VOTING POWER 1,394,583 shares of common stock 8) SHARED VOTING POWER 0 9) SOLE DISPOSITIVE POWER 1,394,583 shares of common stock 10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,394,583 shares of common stock
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0% of common stock
14)	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 11 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Vernon S. Schweigert
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7) SOLE VOTING POWER 0 8) SHARED VOTING POWER 0 9) SOLE DISPOSITIVE POWER 0 10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14)	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 11 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Robert T. Chancellor
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7) SOLE VOTING POWER 3,892 shares of common stock 8) SHARED VOTING POWER 0 9) SOLE DISPOSITIVE POWER 3,892 shares of common stock 10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,892 shares of common stock
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 less than 0.1% of common stock
14)	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 11 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Freedom Financial Group I Statutory Trust
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7) SOLE VOTING POWER 0 8) SHARED VOTING POWER 0 9) SOLE DISPOSITIVE POWER 0 10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14)	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 11 Pages

This statement constitutes Amendment No. 3 to the Schedule 13D filed July 8, 2005.

This Amendment No. 3 is being filed as a result of the October 10, 2006 conversion of all of the issued and outstanding preferred stock of Freedom Financial Group, Inc. (8,994,357 shares), all of which were held by the Freedom Financial Group I Statutory Trust (the "Trust"), into 8,994,357 shares of common stock, and the distribution immediately thereafter of such shares of common stock to the Trust's beneficial owners.  These actions follow the Company's Annual Meeting of Stockholders on June 23, 2006, at which the Trust's beneficial owners voted in favor of authorizing the Trust's "Regular Trustee" to exercise the preferred stock conversion rights.

Prior to the actions described above, the Trust and the other reporting persons, in their capacity as members of the Trust's "Trust Supervision Committee," reported beneficial ownership of the 8,994,357 shares of preferred stock held by the Trust.  The effect of the conversion of the preferred stock, and the distribution of the newly-converted common stock to the Trust's beneficial owners, is that the Trust no longer holds any stock, and the other reporting persons are no longer deemed beneficial owners of the shares of stock previously held by the Trust.  Of the persons reporting herein, only Jerald L. Fenstermaker continues to beneficially own more than 5% of a class of the Company's stock, and hence remains subject to the reporting requirements under Section 13(d) of the Exchange Act.

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.0001 par value per share, of Freedom Financial Group, Inc., a Delaware corporation  (the “Company”), whose principal executive offices are located at 3058 East Elm Street, Springfield, MO 65802.

Item 2. Identity and Background

This statement is filed by a Jerald L. Fenstermaker ("Fenstermaker"), Vernon S. Schweigert ("Schweigert"), Robert T. Chancellor ("Chancellor"), and the Trust.

Fenstermaker's business address is 3058 East Elm Street, Springfield, MO 65802.  His principal occupation is President and CEO of the Company.  He is a citizen of the United States.

Schweigert's business address is 1121 East Missouri Ave., Suite 100, Phoenix, AZ 85014.  His principal employment is as the managing member of Biltmore Associates, LLC, of the same address, the principal business of which is bankruptcy consulting and real estate development consulting.  He is a citizen of the United States.

Chancellor's business address is 3058 East Elm Street, Springfield, MO 65802.  Presently he is retired.  He is a citizen of the United States.

The Trust is a Delaware Statutory Trust, the business address of which is 3058 East Elm Street, Springfield, MO 65802.  The Trust was formed in accordance with the Corrected Trustee's Amended Plan of Reorganization Dated October 30, 2001 (the "Plan of Reorganization") of the Company's predecessor, Stevens Financial Group, Inc. ("SFG").  The principal purpose of the Trust is to hold convertible preferred stock for the benefit of those creditors of SFG who elected to participate in the Plan of Reorganization (the "Participating Creditors").

During the last five years, none of the foregoing has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 11 Pages

Item 3. Source and Amount of Funds or Other Considerations

All of the shares of convertible preferred stock previously held by the Trust were issued by the Company in accordance with the Plan of Reorganization of the Company's predecessor, SFG, which filed for Chapter 11 bankruptcy on March 19, 2001, in the U.S. Bankruptcy Court for the District of Arizona.  The Plan of Reorganization called for the formation of the Company (which received the assets of SFG), the issuance of approximately 9,000,000 shares of Common Stock directly to the Participating Creditors, and the issuance of approximately 9,000,000 shares of convertible Preferred Stock to the Trust for the benefit of the Participating Creditors, all in exchange for the assignment to the Company of the Participating Creditors' claims against SFG.  The Plan of Reorganization also required the issuance of up to 1,000,000 shares of Common Stock to the management members of the Company, which resulted in the issuance of 700,000 shares to Fenstermaker in 2003.  Chancellor received 2,303 shares of Common Stock as a Participating Creditor.

On January 9, 2006, pursuant to a Stock Grant Agreement of the same date, the Company granted Fenstermaker an additional 694,583 shares of restricted common stock.  In exchange, Fenstermaker waived certain rights associated with the 700,000 shares of common stock he received in 2003, including the right to receive a bonus of additional common stock in the event of a conversion of the Company's preferred stock into common stock.  For additional details concerning the Stock Grant Agreement, please refer to Item 6 below and to the Company's Form 8-K filed with the SEC on January 11, 2006.

This Amendment No. 3 is not being filed in conjunction with any purchase or sale of the Company's securities.  Rather, as noted above, this Amendment is being filed as a result of the recent conversion of the Company's outstanding preferred stock into common stock, and subsequent distribution to the Trust's beneficial owners.

Page 8 of 11 Pages

Item 4. Purpose of Transaction

The purpose of the conversion of the Company's outstanding preferred stock (all held by the Trust) into common stock was to enhance the Company's ability to raise equity financing or a combination of debt and equity financing, by creating a market in the Company's common stock.  The ability to do this was greatly limited as long as the Company's preferred stock remained outstanding.

Since all of the Company's outstanding preferred stock was converted into common stock, the class of preferred stock is eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Except as stated above, the reporting persons have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)  Aggregate number and percentage of class beneficially owned:

Fenstermaker incorporates herein by reference his responses to (7) - (11) and (13) on page 2 of this Schedule 13D.

Schweigert incorporates herein by reference his responses to (7) - (11) and (13) on page 3 of this Schedule 13D.

Chancellor incorporates herein by reference his responses to (7) - (11) and (13) on page 4 of this Schedule 13D.

The Trust incorporates herein by reference its responses to (7) - (11) and (13) on page 5 of this Schedule 13D.

(b)  Number of shares as to which each reporting person has the sole power or shared power to vote or dispose:

Fenstermaker incorporates herein by reference his responses to (7) - (11) and (13) on page 2 of this Schedule 13D.

Schweigert incorporates herein by reference his responses to (7) - (11) and (13) on page 3 of this Schedule 13D.

Chancellor incorporates herein by reference his responses to (7) - (11) and (13) on page 4 of this Schedule 13D.

The Trust incorporates herein by reference its responses to (7) - (11) and (13) on page 5 of this Schedule 13D.

 (c)  Transactions during the past 60 days:

On October 10, 2006, Chancellor received 1,589 shares of the newly-converted common stock in exchange for his interest as a beneficial owner of the Trust.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced above.

(e)  On October 10, 2006, the Trust, Schweigert, and Chancellor all ceased to be beneficial owners of more than 5% of any class of the Company's outstanding stock..

Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

2003 STOCK GRANT AGREEMENT:

On February 19, 2003, the Company entered into an agreement (in the form of a Unanimous Written Consent of the Board) with Fenstermaker and two other officers  pursuant to which the Company granted Fenstermaker 700,000 shares of Common Stock, a percentage of  which would  be subject to forfeiture if he resigned or his employment was terminated for good cause before certain target dates, the last being September 14, 2006.  The agreement also granted the following rights to Fenstermaker:

1.    If Fenstermaker's employment is terminated without good cause, then he may exercise a put option to sell his vested shares (those no longer subject to forfeiture) to the Company for 90% of their fair market value (100% of fair market value if termination of employment is due to his death or disability).

2.    In the event that additional Common shares are issued by the Corporation in exchange for any valuable consideration, Fenstermaker shall receive, as a bonus, the number of shares he would have received if he had the pre-emptive right to subscribe for and receive shares.

3.    In the event that any Preferred shares are converted to Common shares, then Fenstermaker shall receive, as a bonus, a number of Common shares necessary to maintain the same voting percentage of the common class of stock as he possessed prior to the conversion.  This right was subsequently waived pursuant to the 2006 Stock Grant Agreement referenced below.

EMPLOYMENT AGREEMENT WITH FENSTERMAKER:

Fenstermaker's Employment Agreement with the Company, dated September 17, 2004, contains certain provisions respecting the 700,000 shares of Common Stock granted to him under the 2003 Stock Grant Agreement referenced above.  These essentially mirror the provisions contained in the 2003 Stock Grant Agreement, including Fenstermaker's "put" options in the event of his termination without cause.

2006 STOCK GRANT AGREEMENT:

On January 9, 2006, the Company entered into a Stock Grant Agreement with Fenstermaker and two other officers of the Company.  Pursuant to the terms of the agreement, the Company issued a total of 694,583 shares of Common Stock to Fenstermaker (the "Grant Shares").  As a condition to receiving the Grant Shares, Fenstermaker agreed to waive his right (granted to him pursuant to the 2003 Stock Grant referenced above) to receive a bonus of additional Common Stock as a result of any future conversion of any of the Company's Preferred Stock into Common Stock.  Additionally, the Agreement places various conditions and restrictions on both the Grant Shares and Fenstermaker's previously owned shares of Common Stock (the "Existing Shares"):

1.    The Grant Shares are subject to forfeiture if (i) all of the Company's outstanding Preferred Stock has not been converted into Common Stock within 18 months; or (ii) the Company has not raised $10,000,000 in debt or equity financing within 36 months.  Additionally, Fenstermaker must forfeit his Grant Shares if his employment with the Company is terminated for any reason before the conditions in (i) and (ii) have been satisfied.

2.    Fenstermaker must relinquish any rights to receive dividends or proceeds from the liquidation of the Company until the Company has raised additional debt and/or equity financing of at least $10,000,000.

Page 10 of 11 Pages

3.   Fenstermaker may not sell any Existing Shares or Grant Shares until (i) all of the Company's outstanding Preferred Stock has been converted into Common Stock and (ii) the Company has raised additional debt and/or equity financing of at least $10,000,000.  When both of those conditions have been met, but no sooner than six months after the Company has raised the $10,000,000 in financing, Fenstermaker may sell any of his Existing Shares, and up to one-half of his Grant Shares.  He may sell the remainder of the Grant Shares only after the Company has raised debt and/or equity financing of at least $15,000,000.

4.    Notwithstanding the above restrictions, Fenstermaker's Existing Shares and Grant Shares may be sold upon his death or permanent disability, or if there is a change in control of the Company.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Corrected Trustee's Amended Plan of Reorganization Dated October 30, 2001 (incorporated by reference to Exhibit 2.1 to the registration statement on Form 10-SB (File No. 000-51286) filed by the Company on May 2, 2005)

Exhibit 2	Amended and Restated Trust Agreement of Freedom Financial Group I Statutory Trust (incorporated by reference to Exhibit 4.1 to the registration statement on Form 10-SB (File No. 000-51286) filed by the Company on May 2, 2005)

Exhibit 3	2003 Stock Grant Agreement (Unanimous Consent of the Board of Directors dated February 19, 2003) (incorporated by reference to Exhibit 10.3 to the registration statement on Form 10-SB (File No. 000-51286) filed by the Company on May 2, 2005)

Exhibit 4	Employment Agreement with Jerald L. Fenstermaker dated September 17, 2004 (incorporated by reference to Exhibit 10.1 to the registration statement on Form 10-SB (File No. 000-51286) filed by the Company on May 2, 2005)

Exhibit 5	Stock Grant Agreement (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on January 11, 2006)

Exhibit 6	Bankruptcy Court Order dated March 27, 2006 (incorporated by reference to Exhibit 1 to the Company's Form 8-K filed on March 29, 2006)

Exhibit 7	Resolution of the Regular Trustee and Trust Supervision Committee of the Trust delivered to Company on July 6, 2006 (incorporated by reference to Exhibit 1 to the Company's Form 8-K filed on October 10, 2006)

Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 11, 2006

/s/ Jerald L. Fenstermaker Jerald L. Fenstermaker, individually

/s/ Vernon S. Schweigert Vernon S. Schweigert, individually

/s/ Robert T. Chancellor Robert T. Chancellor, individually

FREEDOM FINANCIAL GROUP I STATUTORY TRUST
By: /s/ Vernon S. Schweigert Vernon S. Schweigert, as Regular Trustee and as Member of Trust Supervision Committee

By: /s/ Jerald L. Fenstermaker Jerald L. Fenstermaker, as Member of Trust Supervision Committee

By: /s/ Robert T. Chancellor Robert T. Chancellor, as Member of Trust Supervision Committee